UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AMENDMENT NO. 1 TO
FORM 6-K/A

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41937

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Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

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121 Richmond Street West
Penthouse Suite 1300 Toronto,
Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F        ☐ Form 40-F

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A amends the Report on Form 6-K of Psyence Biomedical Ltd. furnished with the Securities and Exchange Commission on January 8, 2026 (the “Original Form 6-K”). This Form 6-K/A is being furnished solely to amend and restate Exhibits 99.2 (Notice of Meeting and Record Date) and 99.3 (p. No other changes have been made to the Original Form 6-K, and all other information contained in the Original Form 6-K remains unchanged. Exhibit 99.1 furnished with the Original Form 6-K are unchanged and are not being re-furnished with this Form 6-K/A.

EXHIBIT INDEX

Exhibit	Description
99.2	Notice of Meeting and Record Date
99.3	Form of Proxy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 12, 2026

Psyence Biomedical Ltd.
By:	/s/ Jody Aufrichtig
Name:	Jody Aufrichtig
Title	Chief Executive Officer and Director